United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

June 5, 2021

Date of Report (Date of earliest event reported)

NewHold Investment Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39417	84-4473840
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12141 Wickchester Ln., Suite 325 Houston, TX	77029
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 653-0153

950 McCarty Street, Building A

Houston, TX

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	NHIC	The Nasdaq Stock Market LLC
Warrants	NHICW	The Nasdaq Stock Market LLC
Units	NHICU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on March 5, 2021, NewHold Investment Corp., a Delaware corporation (“NewHold”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among NewHold, NHIC Sub Inc., a Delaware corporation and a wholly owned subsidiary of NewHold (“Merger Sub”), and Evolv Technologies, Inc. dba Evolv Technology, Inc., a Delaware corporation (“Evolv”). On June 5, 2021, the parties entered into the First Amendment to Agreement and Plan of Merger (the “Amendment”), the material terms of which are as follows (terms not otherwise defined herein as defined in the Merger Agreement, as amended):

●	Outstanding Evolv restricted stock units will be converted into NewHold restricted stock units and the right to receive a portion of the Earn-Out Shares. This will result in the issuance of 279,643 restricted stock units at closing of the transactions contemplated by the Merger Agreement that would not have previously been issued.

●	The recipients of the Earn-Out Shares were revised to expressly include holders of restricted stock units and Unvested Finback Warrants (as defined in the Amendment) (with the total number of Earn-Out Shares remaining unchanged).

●	The initial share reserve under the equity incentive plan to be put into place at closing was reduced to approximately 9.53% of NewHold’s outstanding common stock on a fully-diluted basis, from 10.0%.

The foregoing summary is qualified in its entirety by reference to the Amendment which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. Once the registration statement is effective, a proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	First Amendment to Agreement and Plan of Merger dated as of June 5, 2021, by and among NewHold Investment Corp., NHIC Sub Inc. and Evolv Technologies, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 9, 2021

NEWHOLD INVESTMENT CORP.

By:	/s/Kevin M. Charlton
Name:	Kevin M. Charlton
Title:	Chief Executive Officer

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